Exhibit 99.1

Cheetah Mobile Appoints New Chief Financial Officer

Beijing, China, January 17, 2020 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced that it has appointed Mr. Thomas Jintao Ren as the Company’s Chief Financial Officer, effective January 31st, 2020. Mr. Ren will succeed Mr. Vincent Jiang, who plans to resign from his position for personal reasons. In the future, Mr. Vincent Jiang will continue to support the Company’s growth.

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer stated, “We are pleased to welcome Thomas to join Cheetah Mobile as Chief Financial Officer. With his strong track records in capital markets, corporate finance and management, we believe Thomas will be a great addition to our management team and will bring rich experience for Cheetah Mobile’s future development.”

Mr. Ren stated, “I am honored to be appointed as the chief financial officer of Cheetah Mobile. I look forward to working with the team to continue our growth and strengthen our leadership in the industry.”

Thomas Jintao Ren will join us from Renren Inc. (NYSE: RENN), where he has served as a chief financial officer since September 2015. Mr. Ren also served as the chief financial officer of Kaixin Auto Holdings (NASDAQ:KXIN) from September 2015 to August 2019. Kaixin Auto Holidings is a subsidiary of Renren Inc. Prior to rejoining Renren Inc., Mr. Ren was the chief financial officer at Chukong Technologies. From 2005 and 2014, Mr. Ren served as Renren Inc.’s senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, Bricks n Balls, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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